SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of: June 2020	Commission File Number: 001-33526

NEPTUNE WELLNESS SOLUTIONS INC.

(Translation of Registrant’s name into English)

545 Promende du Centropolis
Suite 100
Laval, Québec
Canada H7T 0A3
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K and the exhibit(s) hereto are hereby incorporated by reference into the Registration Statements on Form F-10 (File No. 333-229631) and Form S-8 (File No. 333-189884 and No. 333-182617) of Neptune Wellness Solutions Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEPTUNE WELLNESS SOLUTIONS INC.

Date: June 22, 2020	By:	/s/ Toni Rinow
	Name:	Toni Rinow
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Press Release dated June 22, 2020